SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-09623

IVAX CORPORATION
EMPLOYEE SAVINGS PLAN
(Full Title of the Plan)



02025270

IVAX CORPORATION
4400 Biscayne Boulevard, Miami, Florida 33137
(Name and principal executive offices of the issuer
of the securities held pursuant to the Plan)



SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IVAX CORPORATION EMPLOYEE
SAVINGS PLAN

By: IVAX CORPORATION,
     PLAN ADMINISTRATOR

Date: June 28, 2002   By: _____
                                             Thomas E. Beier, Senior Vice President-
                                             Finance and Chief Financial Officer

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Ivax Corporation Employee Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Certified Public Accountants

Ivax Corporation
Employee Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000

Contents

Report of Independent Certified Public Accountants

To the Plan Administrator of the
   IVAX Corporation Employee Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IVAX Corporation Employee Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2000, were audited by other auditors whose report dated June 21, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 14, 2002
Miami, Florida

Report of Independent Certified Public Accountants

To the Plan Administrator of the
  IVAX Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IVAX Corporation Employee Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

June 21, 2001

(This is a copy of a report previously issued by Arthur Andersen LLP. That report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this filing.)

Ivax Corporation
Employee Savings Plan

Statements of Net Assets Available for Benefits

| | December 31 | |
	2001	2000
Assets		
Cash	$ **43,424**	$ 40,349
Accrued income	**49,376**	–
Investments	**25,793,740**	34,039,817
Contributions receivable:		
Employer contributions	**1,111,155**	947,612
Net assets available for benefits	**$26,997,695**	$35,027,778

See accompanying notes.

Ivax Corporation
Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year ended December 31, 2001

Additions	
Contributions:	
Employee	$ 3,182,149
Employer	1,127,616
Investment income:	
Interest	54,094
Dividends	512,637
Rollover	399,302
Total additions	5,275,798
Deductions	
Distributions to participants	4,716,096
Net depreciation in market value of investments	6,923,516
Transfers to affiliated plans	1,662,524
Administrative expenses	3,745
Total deductions	13,305,881
Net decrease	(8,030,083)
Net assets available for benefits	
Beginning of year	35,027,778
End of year	$26,997,695

See accompanying notes.

Ivax Corporation
Employee Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description

General

Effective January 1, 1987, the IVAX Corporation Employee Savings Plan (the Plan) was established as a defined contribution 401(k) plan to cover eligible employees of IVAX Corporation and its subsidiaries (the Employer). The Employer serves as the Plan Administrator. Effective January 1, 1995, the Plan was amended and restated and Merrill Lynch Trust Company (Merrill Lynch) was appointed trustee and custodian of the Plan trust fund.

The following description provides only general information of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Eligibility

Effective October 1, 2000, every employee who has completed one month of service for participation, as defined, may participate in the Plan on the first day of the month after such completion, provided that the individual is an employee on such date. Effective January 1, 2001, an individual shall not be able to participate during any time period for which the individual is (i) a leased employee, (ii) included in a unit of employees covered by certain collective bargaining agreements, (iii) a nonresident alien who receives no earned income from the Employer which constitutes income from sources within the United States or (iv) temporary employees. Prior to October 1, 2000, employees were required to complete three months of service for participation.

Contributions

Participants may contribute a portion of their salary or wages through payroll deduction contributions. The Plan generally permits each participant who is not a highly compensated employee, as defined by the Plan, to elect to defer up to 15% of his or her compensation and generally permits each participant who is a highly compensated employee to elect to defer up to 12% of his or her compensation. Each participant's contribution was limited by the Internal Revenue Service (IRS) to a maximum of $10,500 during 2001 and 2000. Participant contributions to the Plan are submitted to Merrill Lynch, which invests the contributions and investment earnings as directed by the participants. All expenses incurred pursuant to a participant's directed investments, including brokerage fees and other incidental expenses are paid solely with the funds from the individual account of the participant.

1. Description (continued)

Employer matching contributions are discretionary; the Employer may, at its discretion, contribute on behalf of each participant an amount in cash, stock of the Employer, or a combination thereof, equal to a discretionary percentage of a participant's compensation contributed as an elective deferral contribution with respect to each Plan year. Such matching contributions shall not exceed such percentage of the participant's compensation as the Employer may determine in connection with each such matching contribution. The Employer may allow each participant to choose to receive the matching contributions to be allocated to his or her account in cash, stock of the Employer, or a combination thereof. Employer matching contributions of $964,074 and $736,205 made during 2001 and 2000, respectively, were made exclusively in cash.

All matching contributions shall be allocated as of the last day of a Plan year to each participant who elected to contribute to his or her deferral account for such year and who is an employee on the last day of such year or who is not employed on the last day of the year but who terminated employment before the last day of the Plan year on account of death, total or permanent disability (as defined in the Plan), or retirement (as defined in the Plan).

With the consent of the Employer, the Plan allows new employees to rollover amounts into the Plan from other qualified plans. The rollover contribution is permitted provided the trust from which the funds are to be transferred permits the transfer to be made and, in the opinion of the Employer's legal counsel, such transfer will not jeopardize the tax exempt status of the Plan or create adverse tax consequences for the Employer.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description (continued)

Vesting

Participants immediately vest 100% in their voluntary contributions and rollover contributions. Participants vest 100% in their Employer matching contributions after two years of service, as defined in the Plan. However, in the event of termination of a participant's employment due to death or total or permanent disability or upon attainment of the normal retirement age of 65 years, such particpant's nonvested Employer matching contributions shall immediately vest 100%.

Forfeitures

The nonvested portion of the Employer matching contribution is forfeited by participants upon the distribution of the entire vested portion of the terminated participant's account. As of the end of each Plan year, any forfeitures during the year shall first be made available to reinstate previously forfeited account balances and the remaining forfeitures, if any, shall be used to reduce the contribution of the Employer for such a Plan year. Participants forfeited approximately $26,000 during the year ended December 31, 2001, which were used to reduce the Employer's contribution.

Distributions to Participants

Participants or their beneficiaries are eligible to receive distributions of their vested account balances upon retirement or other termination of employment. Distributions of benefits while the participant is still employed are permitted for rollover accounts, after-tax accounts, financial hardship, as defined in the Plan, or upon the attainment of age 59-1/2. Participants or their beneficiaries may elect to receive a lump-sum distribution, an installment distribution, an annuity, a rollover or a cash-out, as defined in the Plan. In addition, participants may elect to receive the value of the stock of the Employer held in their account under the Plan in cash or in common stock of the Employer.

1. Description (continued)

Loans to Participants

Participants are permitted to borrow from their fund accounts a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their account balance. Loans must have a repayment period that does not exceed 60 months or up to 120 months for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% greater than the prime lending rate as quoted in *The Wall Street Journal* on the last day of the quarter before the loan is established.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of complete or partial termination of the Plan, affected participants fully vest in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Distributions to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Ivax Corporation
Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments

The Plan's investments are stated at fair market value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividend are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The following presents investments that represent five percent or more of the Plan's net assets.

| | December 31 | |
	2001	2000
IVAX common stock	$6,719,957	$10,039,083
MFS Capital Opportunities Fund Class A	4,669,756	6,669,264
Merrill Lynch Retirement Preservation Trust	4,614,239	6,473,506
AIM Global Growth Fund Class A	N/A	1,851,395
Dreyfus Premier Balance Fund	1,397,772	N/A
John Hancock Sovereign	1,690,418	N/A

During 2001, the Plan's investment (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(6,923,516) as follows:

IVAX common stock	$(3,638,208)
Fixed income funds	7,546
Mutual Funds	(3,292,854)
	$(6,923,516)

Ivax Corporation
Employee Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2001	**2000**
Net assets:		
Investments:		
IVAX common stock	**$6,719,957**	$10,039,083
IVAX restricted common stock	**778,008**	1,361,737
Employer contribution receivable	**198,014**	778,500
	$7,695,979	$12,179,320

	Year ended December 31, 2001
Changes in net assets:	
Total contributions	$ 831,534
Interest	22,134
Net depreciation	(3,638,208)
Benefits paid to participants	(950,571)
Transfers from participant-directed investments	230,593
Transfers to affiliated plans	(978,823)
	$(4,483,341)

4. Transfers to Affiliated Plans

In March 2001, IVAX Diagnostics, Inc., a wholly-owned subsidiary of the Employer, was merged with b2bstores.com, a non-operating company. In connection with the merger, the newly merged public company established its own employee benefit plan. During the year ended December 31, 2001, the Plan transferred approximately $1,663,000 of Plan assets to the newly formed plan, which represented the participant balance of employees of IVAX Diagnostics, Inc. prior to the merger.

5. Rollover

On September 7, 2000, the Employer acquired IVAX Laboratories, Inc. (Laboratories, formerly Wakefield Pharmaceuticals, Inc.). During 2001, certain Laboratories employees joined the Plan and rolled over their investments from the Laboratories 401(k) plan into the Employer's Plan in the amount of $399,302.

6. Transactions with Related Parties

Professional and legal fees related to the Plan are charged to the Employer. These expenses consisted of approximately $44,000 for the year ended December 31, 2001. The Employer performed certain administration and accounting services on behalf of the Plan for which no amounts are charged. The Employer contribution receivable in the amounts of $1,111,155 and $947,612 at December 31, 2001 and 2000, was funded in February 2002 and March 2001, respectively, with transfers of cash to the Plan.

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 16, 1996, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operation in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. Subsequent Events

Effective January 1, 2002, the Plan was amended and restated by the Employer to incorporate the prior restatement and subsequent amendments, and updates the Plan for the requirements of the Uruguay Round Agreements Act (General Agreement on Trades and Tariffs), Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997, Internal Revenue Service Restructuring and Reform Act of 1998, Community Renewal Tax Relief Act of 2000 and the Economic Growth and Tax Relief and Reconciliation Act of 2001. The Plan has applied for but has not received a determination letter from the IRS stating that the Plan, as amended and restated on January 1, 2002, is qualified under Section 401(k) of the IRC. However, the plan administrator believes that the Plan is qualified and is currently being operated in compliance with the applicable provisions of the IRC.

Supplemental Schedule

IVAX Corporation Employee Savings Plan

EIN: 16-1003559 Plan: 001

Schedule H, Line 4i—Schedule of Assets
(Held At End of Year)

As of December 31, 2001

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Market Value
* Merrill Lynch	Equity Index Trust Fund	$ 810,842
* Merrill Lynch	Merrill Lynch Retirement Preservation Trust	4,611,237
* Merrill Lynch	Merrill Lynch Retirement Preservation Trust (II)	3,002
Franklin Templeton Investments	Franklin Small Cap Growth Fund	1,040,303
Franklin Templeton Investments	Franklin Small Cap Growth Fund Class 1 (II)	27,681
AIM Advisors, Inc.	AIM Global Growth Fund Class A	1,155,259
AIM Advisors, Inc.	AIM Global Growth Fund Class A (II)	26,574
Dreyfus Corporation	Dreyfus Premier Balanced Fund	1,397,772
AIM Advisors, Inc.	AIM Blue Chip Fund Class A	1,270,050
AIM Advisors, Inc.	AIM Blue Chip Fund Class A (II)	40,103
John Hancock Group	John Hancock Sovereign Fund	1,629,047
John Hancock Group	John Hancock Sovereign (II)	61,371
MFS Investment Management	MFS Capital Opportunities Fund Class A	4,628,004
MFS Investment Management	MFS Capital Opportunities Fund Class A (II)	41,752
Davis Selected Advisors, LP	Davis NY Venture FD Class A	818,669
Davis Selected Advisors, LP	Davis NY Venture FD Class A (II)	40,608
* IVAX Corporation	IVAX common stock	6,719,957
* IVAX Corporation	IVAX restricted common stock	778,008
* Participants notes receivable	Loans to participants	693,501
		$25,793,740

* Denotes a party-in-interest.

Exhibit 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-24593) pertaining to the Employees' Savings Plan of IVAX Corporation of our report dated June 14, 2002, with respect to the financial statements and schedule of the IVAX Corporation Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Miami, Florida
June 25, 2002

Exhibit 23.2

NOTICE REGARDING CONSENT OF ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if part of a registration statement at the time it becomes effective contains an untrue statement of a material fact, or omits a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may assert a claim against, among others, an accountant who has consented to be named as having certified any part of the registration statement or as having prepared any report for use in connection with the registration statement.

On May 24, 2002, the IVAX Corporation Employee Savings Plan dismissed Arthur Andersen LLP as its independent auditors. Prior to the date of this Form 11-K, the Arthur Andersen partner responsible for the audit of the financial statements of the IVAX Corporation Employee Savings Plan as of December 31, 2000 and for the year then ended resigned from Arthur Andersen. As a result, after reasonable efforts, the Plan has been unable to obtain Arthur Andersen's written consent to the incorporation by reference into the IVAX Corporation's registration statements on Form S-8 No. 333-24593 of Arthur Andersen's audit report with respect to the Plan's financial statements as of December 31, 2000 and for the year then ended. Under these circumstances, Rule 437a under the Securities Act permits the Plan to file this Form 11-K, which is incorporated by reference into IVAX Corporation's registration statement on Form S-8 No. 333-24593 and deemed to be a new registration statement, without a written consent from Arthur Andersen. However, as a result, Arthur Andersen will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen under Section 11(a) of the Securities Act.